

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Countrywide Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2595 W. Chandler Blvd. / CHDLR-C-77
(No. and Street)

Chandler (City) AZ (State) 85224 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cathy Holmes 225.205.0753
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Ave., Suite 2000 (Address) Los Angeles (City) CA (State) 90071-1568 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C. SECTION
202

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cathy Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Countrywide Investment Services Inc, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


LISA M. MITCHELL
Commission # 1483053
Notary Public - California
Ventura County
My Comm. Expires Apr 13, 2008



COUNTRYWIDE INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Countrywide Bank, N.A.)

Financial Statements and Supplementary Information

December 31, 2006

(With Independent Auditors' Report Thereon)

Table of Contents



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

Board of Directors
Countrywide Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Countrywide Investment Services, Inc. (the Company), a wholly owned subsidiary of Countrywide Bank, N.A., as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Countrywide Investment Services, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

February 28, 2007

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Countrywide Bank, N.A.)

Statement of Financial Condition

December 31, 2006

Assets

Cash	$	2,730,253
Deposits with clearing organization		50,000
Accounts receivable		260,196
Property and equipment, net		108,550
Receivable from affiliates		426,601
Other assets		54,391
Total assets	$	3,629,991

Liabilities and Stockholder's Equity

Liabilities:		
Due to affiliates	$	1,119,009
Other liabilities		729,150
Total liabilities		1,848,159
Stockholder's equity:		
Common stock of $1.00 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		6,079,384
Accumulated deficit		(4,298,552)
Total stockholder's equity		1,781,832
Total liabilities and stockholder's equity	$	3,629,991

See accompanying notes to financial statements.

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Countrywide Bank, N.A.)

Statement of Operations

Year ended December 31, 2006

Revenues:		
Commissions, fees, and other income	$	5,600,809
Interest earned		21,422
Total revenues		5,622,231
Expenses:		
Salaries and related benefits		5,960,578
Professional		252,259
Occupancy		384,697
Office		275,516
Marketing		37,213
Clearing		148,613
Travel and entertainment		334,820
Data processing		106,426
Other		193,346
Total expenses		7,693,468
Loss before income taxes		(2,071,237)
Income tax benefit		799,697
Net loss	$	(1,271,540)

See accompanying notes to financial statements.

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Countrywide Bank, N.A.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2006

	Number of shares		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balances at December 31, 2005	1,000	$	1,000	3,989,000	(3,027,012)	962,988
Non-cash capital contribution pursuant to stock-based compensation	—		—	65,353	—	65,353
Excess tax benefit related to stock-based compensation	—		—	25,031	—	25,031
Capital contributed by parent	—		—	2,000,000	—	2,000,000
Net loss	—		—	—	(1,271,540)	(1,271,540)
Balances at December 31, 2006	1,000	$	1,000	6,079,384	(4,298,552)	1,781,832

See accompanying notes to financial statements.

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Countrywide Bank, N.A.)

Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities:		
Net loss	$	(1,271,540)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		32,256
Stock-based compensation expense		65,353
Increase in accounts receivable		(134,355)
Increase in other assets		(18,757)
Increase in receivable from affiliates		(426,601)
Increase in due to affiliates		793,228
Increase in other liabilities		428,528
Net cash used in operating activities		(531,888)
Cash flows from investing activities:		
Purchase of property and equipment		(61,771)
Net cash used in investing activities		(61,771)
Cash flows from financing activities:		
Cash capital contribution from parent company		2,000,000
Excess tax benefit related to stock-based compensation		25,031
Net cash provided by financing activities		2,025,031
Net increase in cash		1,431,372
Cash at beginning of year		1,298,881
Cash at end of year	$	2,730,253

See accompanying notes to financial statements.

(1) Organization

Countrywide Investment Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD), and the Municipal Securities Rule Making Board (MSRB). The Company became a licensed broker-dealer with the NASD on July 12, 2000. In July 2006, Countrywide Financial Holding Company, Inc. contributed the common stock of the Company to a subsidiary, Countrywide Bank, N.A. (the Bank). Countrywide Financial Holding Company, Inc. is a wholly owned subsidiary of Countrywide Financial Corporation (CFC).

The Company engages in trades of stocks, bonds, municipal securities, mutual funds, and annuities with retail customers. Transactions are cleared on a fully disclosed basis through National Financial Services, LLC (NFS), or in the case of "application way" transactions, directly at the issuing entity. The Company receives customer funds and promptly transmits them to NFS, mutual fund administrators, insurance companies, and other organizations, as required.

The Company conducts its business through registered representatives who are also fully salaried, deposit-related employees of the Bank, as well as dedicated financial consultants who are fully commissioned. The Bank serves retail banking customers through its network of financial centers, call centers, and the Internet. The Company has instituted extensive procedures, training, and notices to ensure the "nondeposit investment" and "deposit" businesses remain properly segregated.

The Company primarily recommends only "packaged products" – mutual funds, municipal fund securities (commonly called 529 plans), and annuity products, thus limiting execution of direct equity transactions to an "unsolicited" basis. The Company has entered into formal selling agreements with several mutual fund companies, variable annuity, fixed annuity, and municipal fund securities carriers to sell these products, and receives from them approved sales material and prospectuses.

(2) Significant Accounting Policies

(a) *Use of Estimates*

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

(b) *Cash*

Cash includes amounts due from banks. In addition, the Company has deposited $50,000 with its clearing organization, National Fidelity Services, representing a required restricted cash balance at December 31, 2006.

(c) *Commission Revenue and Expense*

Commission revenue earned from customer transactions and related expenses are recorded on a trade-date basis. There are two primary sources of revenue generated by the company, as follows:

Direct Revenue - Direct revenue consists of commissions generated from customer transactions on trades that are placed directly with package providers, as opposed to transactions processed through the Company's clearing firm. The majority of the direct revenue is generated from the sales of variable annuities, fixed annuities, and mutual funds.

Clearing Firm Revenue - Clearing firm revenue consists of commissions generated from customer transactions on trades that are processed through the Company's clearing firm. Clearing firm revenue generally consists of commissions earned on the sales of mutual funds and stocks.

(d) *Income Taxes*

CFC and its subsidiaries, including the Company, have elected to file consolidated federal and combined state income and franchise tax returns. The general tax allocation policy of CFC is for the domestic noninsurance carrier members of the consolidated group to recognize tax expense or benefit based on the member's financial statement income or loss at the effective rate for the members of the consolidated group subject to this general tax allocation policy. For 2006, the effective tax rate was 38.6%. Certain elements of the Company's financial statement income (such as depreciation and certain accrued expenses) may be recognized for tax purposes in years other than in the years in which the financial statement expense or benefit is recognized. CFC's general tax allocation policy requires intercompany settlement through the intercompany account of the aggregate of all current and deferred taxes as current items by the end of the quarter after the financial statement expense or benefit is recognized.

(e) *Stock-Based Compensation*

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payment*, (SFAS 123R), an amendment of SFAS No. 123, *Accounting for Stock-Based Compensation*, using the modified prospective application approach. In accordance with SFAS 123R, the Company began charging the unamortized value of previously granted employee stock appreciation rights to compensation expense during the current period. For awards made on or after January 1, 2006 to retirement-eligible employees that vest upon retirement, the Company is required under SFAS 123R to immediately charge the associated value to expense. The value of grants made on or after January 1, 2006 to other employees must be amortized over the lesser of (a) the nominal vesting period or (b) for stock appreciation rights that vest upon retirement, the period until the grantee becomes retirement eligible.

As of December 31, 2006, the Company has granted stock options and stock appreciation rights that, depending on the year granted and other factors, have different vesting requirements. Generally, stock options issued before 2004 vest over a period of three to four years and expire five or ten years after the grant date. Stock options granted in 2004 become vested upon attainment of specific earnings performance targets or, in any event, four and a half years after the grant date regardless of

(Continued)

attainment of the earnings targets and expire five years after the date of grant. Generally, stock options granted in 2005 were fully vested on the grant date. Stock appreciation rights granted in 2006 vest over a three-year period and expire five to ten years after grant date.

The Company did not record a charge as a result of the adoption SFAS 123R. The remaining unrecognized compensation cost related to unvested grants as of December 31, 2006 was $171,899 and the weighted average period of time over which this cost will be recognized is 1.64 years.

Stock option and stock appreciation right transactions for the year ended December 31, 2006 are as follows:

	Number of shares		Weighted average exercise price
Outstanding shares at beginning of year	48,191	$	18.0
Granted	23,750		36.8
Exercised	(30,346)		10.7
Transferred	(13,090)		34.2
Outstanding shares at end of year	28,505		34.0
Shares exercisable at end of year	None		

Status of the outstanding grants as of December 31, 2006 is as follows:

	Outstanding grants			
Exercise price range	**Weighted average remaining contractual life (years)**	**Number**		**Weighted average exercise price**
$ 8.50 – 12.74	2.2	925	$	12.1
12.74 – 16.99	5.5	1,611		14.7
16.99 – 21.24	5.6	690		19.0
29.74 – 33.98	1.8	1,529		31.9
33.98 – 38.23	3.0	23,750		36.8
	3.1	28,505		34.0

The fair value of each grant is estimated on the date of grant with the following weighted average assumptions:

	Year ended December 31, 2006
Expected life in years	5.00
Risk-free interest rate	4.72%
Dividend yield	1.65%
Volatility	30%

The average fair value of 2006 grants was $9.77.

Prior to 2006, the Company accounted for its stock-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. No stock-based compensation cost was reflected in net income as all options granted under the plan had an exercise price equal to the fair value of the underlying common stock on the date of grant.

(3) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10 to 1). At December 31, 2006, the Company had computed net capital, based on rule 15c3-1, of $1,180,676, which was $1,057,465 in excess of required net capital.

The Company is exempt from the provisions of rule 15c3-3 since the Company's activities are limited to those set forth in the conditions for exception appearing in paragraph (k)(2)(ii) of that Rule. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

(4) Transactions with Affiliates

During the six months ended June 30, 2006, the Company incurred allocated overhead expenses from CFC. These overhead expenses included data processing and interest on payables. The Company also received an allocation of interest income on the Company's cash accounts. On July 1, 2006 the Company became a subsidiary of the Bank and such overhead allocations ceased.

In addition to the overhead expense allocations, the Company also incurred pass-through expenses for payroll and third-party operating expenses processed through CFC accounts payable. These pass-through expenses continued after the Company became a subsidiary of the Bank. For the six months ended December 31, 2006, these pass-through expenses were $598,869 and $379,149 for payroll and accounts payable processing, respectively. The total pass-through expense amount for the six months ended June 30,

2006 approximated the total amount for the six months ended December 31, 2006, bringing the total pass-through expense for the year ended December 31, 2006 to approximately $2.0 million.

Direct expenses related to occupancy and professional fees amounting to $384,647 and $64,080, respectively, for year end December 31, 2006 are also provided to the Company by affiliates.

(5) Retirement Plans

Employees may participate in a defined contribution plan and employees, generally hired prior to January 1, 2006, may also participate in a defined benefit pension plan sponsored by CFC.

(a) Defined Contribution Plan

The defined contribution plan (the Plan) covers all full-time employees of the Company age 21 or older. Participants may contribute from 1% up to 40% of pretax annual compensation, as defined in the Plan agreement, limited to the maximum allowed by the Internal Revenue Code. Participants may also rollover amounts, at the discretion of the Plan administrator, representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a discretionary matching contribution equal to 50% of the participant's contributions up to a maximum of 6% of the participant's base compensation who have at least one year of service, as defined in the Plan document. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2006, the Plan was amended to allow a discretionary profit sharing contribution (currently 2%) to all eligible employees hired after December 31, 2005 regardless of the Plan participation. Eligible employees must have completed at least one year of service to be eligible for the discretionary profit sharing contribution.

The Company's matching contribution to the Plan for the year ended December 31, 2006 was $29,441.

(b) Defined Benefit Pension Plan

The defined benefit pension plan (the Pension Plan) covers substantially all of the Company's employees hired prior to January 1, 2006. CFC's policy is generally to contribute the amount actuarially determined necessary to pay the benefits under the Pension Plan and in no event to pay less than the amount necessary to meet the minimum funding standards of ERISA. CFC makes contributions to the Pension Plan in amounts that are deductible in accordance with federal income tax regulations. Effective January 1, 2006, the Pension Plan was amended to exclude employees hired after December 31, 2005 from participation in the Pension Plan.

The Company's allocated cost of the Pension Plan contribution for the year ended December 31, 2006 was $33,215.

(Continued)

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, an amendment of FASB Statement Nos. 87, 88, 106, and 132R (SFAS 158). The Company is a part of a multi-employer plan and, consequently, records no pension liability other than the one attributable to the Company's contribution to that plan. Therefore, the adoption of SFAS 158 resulted in no additional liability being recorded.

(6) Concentration of Credit Risk

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, uninsured amounts held at this financial institution totaled $2,630,253. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

SUPPLEMENTARY INFORMATION

Schedule I

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Countrywide Bank, N.A.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2006

Net capital:		
Stockholder's equity	$	1,781,832
Total capital		1,781,832
Deductions and/or charges:		
Nonallowable assets:		
Property and equipment, net		108,550
Other assets		54,391
Receivable from affiliates		426,601
Accounts receivable		11,614
Total nonallowable assets		601,156
Total deductions and/or charges		601,156
Net capital before haircuts on securities		1,180,676
Haircuts on securities:		—
Net capital	$	1,180,676
Computation of net capital requirement:		
Aggregate indebtedness	$	1,848,159
Net capital required (6⅔% of aggregate indebtedness)		123,211
Excess net capital (based on $50,000 minimum requirement)		1,057,465

As per the reconciliation below, there is a material difference between the above computation and the computation included with the Company's FOCUS II Form X-17 A-5 as of December 31, 2006 filed on January 25, 2007.

Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2006):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	1,607,277
Nonallowable assets erroneously excluded:		
Receivable from affiliates		(426,601)
Net capital, per above	$	1,180,676

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Countrywide Investment Services, Inc.:

In planning and performing our audit of the financial statements of Countrywide Investment Services, Inc. (the Company), a wholly owned subsidiary of Countrywide Bank, N.A., as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2007

END